Exhibit 99.4

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, the undersigned hereby consents to being named and described in the Registration Statement on Form S-4 and any supplements and amendments thereto (together with the proxy statement/prospectus included therein, the “Registration Statement”) filed by Science Applications International Corporation, a Delaware corporation (“SAIC”), with the Securities and Exchange Commission, as a person about to become a director of SAIC, effective upon closing the transactions contemplated by the Agreement and Plan of Merger, dated as of September 9, 2018, among Engility Holdings, Inc., a Delaware corporation, SAIC and Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SAIC. The undersigned also consents to the filing or attachment of this consent with the Registration Statement.

By:	/s/ David M. Kerko
Name:	David M. Kerko

December 3, 2018